July 14, 2017

Mr. Mark Cowan
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC 20549

Re:	Resource Credit Income Fund; File Nos. 333-200981, 811-23016

Dear Mr. Cowan:

On May 19, 2017, Resource Credit Income Fund (the “Registrant” or the “Fund”) filed Post-Effective Amendment No. 3 to its Registration Statement (the “Amendment”) on Form N-2. The Amendment was filed pursuant to Rule 486(a) under the Securities Act for the primary purpose of registering Class L shares of the Fund.

The Registrant has revised the disclosure in its Prospectus and Statement of Additional Information in response to comments given by you via e-mail and telephone to me on June 30, 2017, except as indicated below. Your comments are summarized below. Following each comment are the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the document to which the applicable comment relates.

General Comment

1.
Comment: Please address all comments given by Angela Mokodean, Branch Chief, to Joshua Hinderliter of Thompson Hine LLP on June 13, 2017 with respect to Post-Effective Amendment No. 13 to the Registration Statement of Resource Real Estate Diversified Income Fund (“Prior Comments”), to the extent applicable to the Amendment.

Response: The Registrant confirms that all responsive actions set forth in the June 19, 2017 letter from Mr. Hinderliter to Ms. Mokodean, which addresses the Prior Comments, have also been taken with respect to the Amendment to the extent they apply to the Amendment.

Philip.Sineneng@ThompsonHine.com F: 614.469.3361 O: 614.469.3217

Mr. Mark Cowan
July 14, 2017

Prospectus

Cover Page

2.	Comment: Please add the statement required by Rule 481(b)(2) to the legend.

Response: The Registrant did not include the statement required by Rule 481(b)(2) because it had no intention to conduct, nor did it conduct, pre-effective communications with the public.

3.	Comment: In the “Securities Offered” paragraph on page 1, please clarify that there are no Class L shares outstanding as of the date of the prospectus.

Response: The Registrant has amended the disclosure to state:

“As of June 30, 2017 the Fund’s net asset value per share was $11.09 for Class A shares. No Class L shares ~~were~~ are outstanding as of the date of this prospectus.”

4.	Comment: Please place the disclosure regarding “Distributions” on page 2 in boldface.

Response: The Registrant has boldfaced the disclosure as requested.

5.
Comment: Please add the following sentence to the fourth bullet point on page 2: “Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.”

Response: The Registrant has added the requested sentence to the fourth bullet point on page 2 of the prospectus.

6.
Comment: Because the Fund currently uses leverage in managing its portfolio, please also provide a cross-reference to the discussion in the prospectus regarding the risk associated with using leverage.

Mr. Mark Cowan
July 14, 2017

Response: In the “Use of Leverage” paragraph on page 1, the Registrant has added the following sentence to the end of the paragraph:

“For a discussion of the risks associated with the leveraged capital structure, please refer to pages 25-27 of this prospectus.”

Fund Expenses

7.	Comment: In footnote 4 to the fee table on page 11, please clarify that Acquired Fund Fees and Expenses are an estimate for the current fiscal year.

Response: The Registrant has revised footnote 4 to the fee table to state:

“Acquired Funds’ fees and expense are based on historic fees and expenses and are estimated for the current fiscal year . . .”

8.	Comment: Please provide supplemental confirmation that short sale expenses are reflected in the fee table.

Response: The fee table does not reflect any short sale expenses because the Fund did not effect any short sales of securities over the applicable period; if it had, such expenses would have been reflected in the fee table.

Fund Share Table

9.
Comment: In the fund share table on page 55, either provide information on all share classes or clarify the sentence preceding the table to indicate that only Class L share information is being provided.

Response: The Registrant has revised the sentence immediately preceding the fund share table on page 55 to state:

“The following table shows the amount~~s~~ of Class L shares of the Fund ~~Shares~~ that have been authorized and are outstanding as of July 18, 2017.”

Mr. Mark Cowan
July 14, 2017

Purchase Terms

10.	Comment: In both sentences immediately following the sales load chart on page 58, change “You may be able to buy Class L shares . . .” to “You will be able to buy Class L shares . . .”

Response: The Registrant has made the requested change to both sentences.

11.
Comment: In the first full paragraph following the sales load chart on page 58, clarify whether the reference to the Resource Real Estate Diversified Income Fund is limited to Class L shares of the Resource Real Estate Diversified Income Fund.

Response: The Registrant updated the disclosure on page 58 to state:

“In addition, concurrent purchases of Class L shares of the Fund and Class L shares of the Resource Real Estate Diversified Income Fund by related accounts may be combined to determine the application of the sales load.”

Letter of Intent

12.	Comment: Please clarify whether the Letter of Intent disclosure applies only applies to Class L shares.

Response: The Registrant updated the disclosure on page 59 to state:

“The letter of intent allows you to count all investments within a 13-month period in Class L shares of the Fund and Class L Shares of Resource Real Estate Diversified Income Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its Class L shares. You may include a purchase of Class L shares of the Fund not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class L shares of the Fund and Class L shares of Resource Real Estate Diversified Income Fund which were previously purchased at a price including a front end sales charge during the 90-day period prior to the Distributor receiving the letter of intent, and (2) the historical cost of shares of other funds you currently own acquired in exchange for Class L shares of the Fund purchased during that period at a price including a front-end sales charge. You may combine the purchases and exchanges of Class L shares of the Fund by family members (limited to spouse and children, under the age of 21, living in the same household). You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any financial intermediaries may not maintain this information. Class L s~~S~~hares of the Fund acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.”

Mr. Mark Cowan
July 14, 2017

13.	Comment: Please specify the terms of the Letter of Intent, including the terms of any available escrow accounts.

Response: The terms of the Letter of Intent are set forth on page 59 of the prospectus (as described in response to Comment 12 above) and are incorporated into the New Account Application for Class L shares. No escrow accounts are available.

Statement of Additional Information

Investment Objectives and Policies

14.	Comment: In paragraph (5) underneath the heading “Fundamental Policies” on page 2, please clarify whether “market value of its assets” is equal to “market value of the Fund’s total assets.”

Response: The Registrant has revised paragraph (5) on page 2 to state:

 “Invest 25% or more of the market value of the Fund’s total assets in the securities of companies or entities engaged in any one industry or group of industries . . .”

15.	Comment: Please confirm that all strategies listed under “Non-Principal Investment Strategies” are indeed non-principal in nature. The prospectus would seem to suggest otherwise.

Response: The Registrant confirms that all strategies listed under “Non-Principal Investment Strategies” are indeed non-principal in nature.

Investment Advisory and Other Services—The Adviser

16.
Comment: The disclosure of advisory fees paid to the Adviser should be provided for the last three fiscal years. The period ended September 30, 2015 does not appear to be the end of a fiscal year. Please revise.

Mr. Mark Cowan
July 14, 2017

Response: The Registrant believes that current disclosure sufficiently addresses the comment. The Fund commenced operations on April 17, 2015, and its fiscal year ends September 30. The period ended September 30, 2015 is referred to as a “fiscal period” because the period is less than 12 months in length. Other than that period and the fiscal year ended September 30, 2016, advisory fees were not paid by the Fund during any other time periods required to be disclosed.

Comments from Accountants

17.	Comment: The amount in the fee table for Incentive Fees states “None.” Please revise this to “0.00%” since stating “None” could be misleading to investors.

Response: The Registrant has made the requested revision to the fee table.

18.
Comment: It appears that the amount of “Other Expenses” disclosed in the fee table for Class L is significantly lower than the amount disclosed for other classes in the 486B filed on January 27, 2017 (e.g., 4.55% for Class L vs. 17.50% for Class A). Please explain and consider revising the amount of “Other Expenses” for Class L.

Response: The Registrant confirms that the expense ratio of 4.55% for Class L is appropriate, as it was determined based on the expense ratio for Class A shares as stated in the Fund’s Semi-Annual Financial Highlights for the period ended March 31, 2017. The magnitude of the change in the ratio from the prior filing reflects the significant increase in assets under management during that period.

19.	Comment: Please consider moving the second to last sentence of footnote 2 that refers to the example following the fee table to the paragraph directly above the example.

Response: The Registrant has moved footnote 2 as requested.

20.
Comment: The Fund’s recapture period appears to be longer than three years as it is based on “three fiscal years following the fiscal year in which the expenses were incurred.” The Staff’s position is that recoupment plans should be limited to three years from the date of the waiver/reimbursement. This allows a fund to avoid immediately recording a liability for the amount of the potential repayment because the repayment, in most cases, does not appear probable over the three year life. The Staff believes that the longer the time period, the more probable a fund would be able to repay expenses previously waived; in which case, the fund would need to book a liability for any waived expenses to be remitted to the adviser. We believe that these potential recoupment amounts cannot be rolled forward indefinitely unless they are recorded as a liability. (See ASC 450 [formerly FAS 5, Accounting for Contingencies, paragraph 8] and FASB Financial Accounting Concepts 6, Elements of financial statements, paragraph 26 (“CON6”).

Mr. Mark Cowan
July 14, 2017

Response: The Registrant has updated the disclosure, in each instance, to state the following:

“Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three ~~fiscal~~ years ~~following the fiscal year in which the expenses were incurred~~ from the date the Adviser waived any payment or reimbursed any expense…”

21.
Comment: Please confirm that management has performed a “FAS 5” analysis and determined that a liability is not necessary. Please confirm that the Fund’s auditor has reviewed the “FAS 5” analysis and agrees with the conclusion.

Response: The Registrant confirms that management considered FAS 5 and determined that no such liability needed to be recorded. The Fund’s auditor had no objection to this conclusion.

22.	Comment: Please disclose that any recoupments would be limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture.

Response: The Registrant has added the following sentence to the penultimate paragraph on page 46 of the prospectus:

“Any recoupments would be limited to either (1) the expense cap in effect at the time of waiver, or (2) the expense cap in effect at the time of recapture, whichever is less.”

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser Craig M. Foster